XO GROUP INC.

195 Broadway, 25th Floor

New York, NY 10007

July 26, 2018

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 3561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	XO Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 2, 2018

Form 8-K Filed May 2, 2018

File No. 1-35217

Dear Mr. Thompson:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 18, 2018 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Operations, page 43

1.	We note that cost of revenue excludes depreciation and amortization of property, plant and equipment. Please explain to us why gross profit does not represent a non-GAAP financial measure that should not be presented on the face of the statements. Please refer to paragraph (e)(1)(ii) of Item 10 of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its Condensed Consolidated Statements of Operations to remove the presentation of gross profit on page 2 of its Form 10-Q filed with the SEC on May 4, 2018. The Company believes the revised presentation conforms with paragraph (e)(1)(ii) of Item 10 of Regulation S-K.

William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 26, 2018 Page 2

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2.	Reference is made to your disclosure of retention rates on pages 24 and 27 in your discussion of net revenue from On-line advertising. Please disclose how retention rates are calculated.

RESPONSE:

The Company will revise the discussion of net revenue from its local online advertising marketplace in future filings under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, section Performance Indicators to include retention rates as a performance indicator and include the definition below:

“We believe our retention rate is a key measure of our ability to retain and expand revenue from our vendors over time. We calculate retention rates in our local marketplace by starting with the count of cancelled vendors on a trailing twelve-month basis. We then divide the cancelled vendors by the sum of the count of beginning vendors plus trailing twelve-months of additions (churn). The inverse of our churn is our retention rate.”

Non-GAAP Financial Measures, page 36

3.	You present a full income statement when reconciling adjusted net income to net income reported in accordance with GAAP. Presenting a full non-GAAP income statement attaches undue prominence to the non-GAAP information. As such, please revise your reconciliations to disclose net income on a GAAP basis and each reconciling item to arrive at non-GAAP amounts. Please refer to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to your press releases filed as exhibits under Item 2.02 of Form 8-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its reconciliations to disclose net income on a GAAP basis and each reconciling item to arrive at non-GAAP amounts on page 19 of its Form 10-Q filed with the SEC on May 4, 2018. The Company believes the revised presentation addresses the Staff’s comments.

William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 26, 2018 Page 3

4.	It does not appear that you adjusted income tax expense to reflect the income tax effects of the non-GAAP adjustments in your reconciliations of adjusted net income and earnings per share. Please revise to include current and deferred income tax expense commensurate with these non-GAAP measures of profitability. Adjustments to arrive at this non-GAAP measure should not be presented “net of tax.” Rather, income taxes should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to your press release announcing financial results included as Exhibit 99.1 to Form 8-K filed March 1, 2018.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its reconciliations to disclose net income on a GAAP basis and each reconciling item to arrive at non-GAAP amounts on page 19 of its form 10-Q filed with the SEC on May 4, 2018. Adjustments to arrive at non-GAAP measures of profitability will not be presented “net of tax,” but will impact the adjusted effective income tax rate, as described in more detail in the Company’s response to question 7 below.

Item 9A. Controls and Procedures, page 72

5.	Reference is made to the last paragraph on page 72. Please revise to state your disclosure controls and procedures were effective as of the end of the period covered by the report. Please also move this conclusion under the subheading Evaluation of Disclosure Controls and Procedures. Refer to Item 307 of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will revise its future filings to include a statement as to whether or not disclosure controls and procedures were effective as of the end of the period covered by the report under the subheading Evaluation of Disclosure Controls and Procedures.

William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 26, 2018 Page 4

6.	Reference is made to your Report of Management on Internal Control Over Financial Reporting. Please revise to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2017. In this regard, your current report concludes on disclosure controls and procedures. Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will revise its Report of Management on Internal Control Over Financial Reporting in future filings to include a statement as to whether or not internal control over financial reporting was effective as of the end of the period covered by the report.

Form 8-K Filed May 2, 2018

7.	Please explain to us why you are adjusting income tax expense in the reconciliations of adjusted net income in Exhibit 99.2 and why substitution of tailored income tax expense recognition and measurement method does not violate Rule 100(b) of Regulation G.

RESPONSE:

Both adjusted net income and adjusted net income per diluted share include an adjusted provision for income taxes. The adjusted provision for income taxes is calculated by applying an adjusted effective income tax rate to adjusted income before income taxes. The adjusted effective income tax rate is based on the statutory income tax rates in the jurisdictions in which the Company operates and excludes discrete items that the Company views as unrelated to its operations during the period, such as the impact of tax windfalls and shortfalls, as these items can materially distort the effective income tax rate.

The Company monitors its adjusted effective income tax rate based on events or trends that could materially impact this rate, including tax legislation changes and changes in the geographic mix of revenue and expenses.

William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 26, 2018 Page 5

The Company believes that the use of an adjusted effective income tax rate to calculate adjusted net income and adjusted net income per diluted share provides useful information to the readers of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as it provides investors a tax-effected non-GAAP measure of performance with an income tax rate based on non-GAAP income before income taxes which excludes certain discrete items that are not related to operating performance during the period. This presentation also allows investors to understand and evaluate the Company’s results in the same manner as management, and in comparing financial results across accounting periods.

The Company will revise in future filings under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, section Non-GAAP Financial Measures its disclosures as follows in order to make the calculation clearer and consistent with the guidance within Rule 100(b) of Regulation G as well as Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures:

“Adjusted net income represents GAAP net income, adjusted for items that impact comparability, which may include: (1) asset impairment charges, (2) executive separation and other severance charges, (3) use of an adjusted effective income tax rate, (4) costs related to exit activities, and (5) other items affecting comparability during the period.

Adjusted provision for income taxes is calculated by applying an adjusted effective income tax rate to adjusted income before income taxes. Adjusted effective income tax rate is based on the statutory income tax rates in the jurisdictions in which we operate. The adjusted effective income tax rate also excludes discrete items that we view as unrelated to our operations during the period, such as the impact of tax windfalls and shortfalls, as these items can materially distort our effective income tax rate. We monitor the adjusted effective income tax rate based on events or trends that could materially impact the rate, including tax legislation changes and changes in the geographic mix of revenue and expenses.”

************

William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 26, 2018 Page 6

Please let us know if you have any questions concerning the foregoing.

Very truly yours,

/s/ Gillian Munson
Gillian Munson
Chief Financial Officer

cc:	Michael Steib (XO Group Inc.)